UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 4)*

                   Under the Securities Exchange Act of 1934


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         208254 40 9                              Page  2 of 8 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Clog II LLC ("Clog II")
         I.R.S. Identification Number: 11-3578044

         Warren Schreiber ("Warren")

         Robyn Schreiber ("Robyn")


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[  ]    (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Clog II - State of New York
                                    Warren - United States of America
                                    Robyn - United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            Clog II - 0
                                            Warren - 0
                                            Robyn - 0

 BENEFICIALLY  OWNED BY             8    SHARED VOTING POWER
                                            Clog II - 523,666
                                            Warren - 0
                                            Robyn - 523,666 (represents amounts
                                                             owned by Clog II)

 EACH  REPORTING             9    SOLE DISPOSITIVE POWER
                                            Clog II - 0
                                            Warren - 0
                                            Robyn - 0



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[PG NUMBER]

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            Clog II - 523,666
                                            Warren - 0
                                            Robyn - 523,666 (represents amounts
                                                             owned by Clog II)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Clog II - 523,666
                                            Warren - 0
                                            Robyn - 523,666 (represents amounts
                                                             owned by Clog II)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                           [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            Clog II - 10.1%
                                            Warren - 0%
                                            Robyn - 10.1% (represents amounts
                                                           owned by Clog II)

14       TYPE OF REPORTING PERSON*          CO, IN, IN

Item 1.  Security and Issuer.

     Clog II LLC and Warren Schreiber are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). This statement amends and supplements Clog II LLC's and Warren Schreiber's Schedule 13D, for an event dated November 29, 2000, as filed with the Securities and Exchange Commission on December 11, 2000 (the "Schedule 13D"), Amendment Number 1 to the Schedule 13D, for an event dated May 18, 2001, as filed with the Securities and Exchange Commission on June 19, 2001 ("Amendment No. 1"), Amendment Number 2 to the Schedule 13D, for an event dated May 18, 2001, as filed with the Securities and Exchange Commission on July 19, 2002 ("Amendment No. 2"), and Amendment Number 3 to the Schedule 13D, for an event dated July 11, 2002, as filed with the Securities and Exchange Commission on August 5, 2002. This is the initial filing on Schedule 13D for Robyn Schreiber. The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.  Identity and Background.

     The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

         (a)  Names:

                           Clog II LLC ("Clog II")
                           Warren Schreiber
                           Robyn Schreiber

         (b)  Residence or business address:

                           Clog II:
                           -------
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Warren Schreiber
                           ----------------
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Robyn Schreiber
                           ---------------
                           64 Shelter Lane
                           Roslyn, New York 11577

     (c) Warren Schreiber is employed as Chairman and President of The Skyes Corporation, a corporation primarily engaged in the business of consulting and investing, of which Mr. Schreiber is the sole shareholder. Clog II is a limited liability company whose only current activity is its investment in the Issuer. Robyn Schreiber is a member and manager of Clog II.


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[PG NUMBER]


     (d) On or about September 2, 1999, seven individuals (including Warren Schreiber) and three brokerage firms were indicted in the United States District Court - Southern District of New York on various counts relating to securities. On September 8, 2000, Mr. Schreiber pled guilty to eight counts of securities fraud as well as conspiracy to commit securities fraud, mail fraud, wire fraud and make false statements in public offerings. In February 2001, Mr. Schreiber was sentenced to 63 months to be served in a federal camp. He began serving his sentence in April 2001.

     Robyn Schreiber has not been convicted in a criminal proceeding in the last five years.

     (e) Reference is made to Item 2(e) of Amendment No. 1.

     Robyn Schreiber has not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Clog II was organized under the laws of the state of New York. Warren Schreiber is a citizen of the United States. Robyn Schreiber is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4 hereof.

Item 4.  Purpose of Transaction.

     Effective September 23, 2002, Warren Schreiber resigned as manager of Clog II and Robyn Schreiber was appointed the successor manager.

     The following is a summary of the transactions in the Common Stock of the Issuer made by Clog II in the last sixty days:

------------------------------ ---------------------------- --------------------------- ----------------------------
                                                            Number of Shares of         Approximate Price
Date of Transaction            Type of Transaction          Common Stock                Per Share
------------------------------ ---------------------------- --------------------------- ----------------------------
September 24, 2002             Open Market Sale             10,000                      $0.25
------------------------------ ---------------------------- --------------------------- ----------------------------
September 25, 2002             Open Market Sale             5,000                       $0.21
------------------------------ ---------------------------- --------------------------- ----------------------------
September 26, 2002             Open Market Sale             5,000                       $0.23
------------------------------ ---------------------------- --------------------------- ----------------------------
October 1, 2002                Open Market Sale             5,000                       $0.22
------------------------------ ---------------------------- --------------------------- ----------------------------
October 2, 2002                Open Market Sale             5,000                       $0.16
------------------------------ ---------------------------- --------------------------- ----------------------------
October 3, 2002                Open Market Sale             5,000                       $0.15
------------------------------ ---------------------------- --------------------------- ----------------------------
October 4, 2002                Open Market Sale             10,000                      $0.15
------------------------------ ---------------------------- --------------------------- ----------------------------
October 11, 2002               Open Market Sale             5,000                       $0.13
------------------------------ ---------------------------- --------------------------- ----------------------------
October 15, 2002               Open Market Sale             10,000                      $0.08
------------------------------ ---------------------------- --------------------------- ----------------------------

     As previously reported, pursuant to an Agreement, dated as of July 12, 2002, between Clog II and the Issuer, Clog II converted a certain debenture of the Issuer into 60,000 shares of Common Stock of the Issuer (the "Shares"). The Issuer agreed that, if the net proceeds received by Clog II from the sale of the Shares during the 90 day period following its receipt of the certificate representing the Shares were less than approximately $28,000, the Issuer would issue to Clog II a number of additional shares of Common Stock of the Issuer equal to the amount of the shortfall divided by the closing price of the shares of Common Stock of the Issuer on the last trade date with respect to the sale of the Shares by Clog II. Based on the foregoing, 82,490 shares of Common Stock of the Issuer are issuable to Clog II.

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option described Item 4 of Amendment No. 2 to acquire the convertible debentures, convert such convertible debentures into shares of Common Stock, and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Based upon its right to acquire shares as described in Item 4 hereof and Item 4 of Amendment No. 2, Clog II beneficially owns 523,666 shares of Common Stock, which represent 10.1% of the total shares of Common Stock outstanding as of October 15, 2002. Based upon Clog II's right to acquire shares as described in Item 4 hereof and Item 4 of Amendment No. 2 and Robyn Schreiber's position as manager of Clog II, Robyn Schreiber beneficially owns the 523,666 shares of Common Stock beneficially owned by Clog II. The 523,666 shares of Common Stock beneficially owned by Robyn Schreiber represent 10.1% of the total shares of Common Stock outstanding as of October 15, 2002. Warren Schreiber does not beneficially own any shares of Common Stock of the Issuer.

[PG NUMBER]

     The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) the 82,490 shares of Common Stock issuable as described in Item 4 hereof, (ii) the 441,176 shares of Common Stock issuable as described in Item 4 of Amendment No. 2, (iii) the 60,000 shares of Common Stock issued to Clog II as described in Item 4 hereof and (iv) the 4,621,546 outstanding shares of Common Stock as of October 15, 2002, based upon the definitive Proxy Statement filed by the Issuer on June 5, 2002.

     (b) Clog II has shared voting and dispositive power with respect to the 523,666 shares of Common Stock of the Issuer beneficially owned by it. Robyn Schreiber has shared voting and dispositive power with respect to the 523,666 shares of Common Stock of the Issuer beneficially owned by Clog II. Warren
Schreiber has no voting or dispositive power with respect to any shares of Common Stock of the Issuer.

[PG NUMBER]

         (c)      See Item 4 hereof.

         (d)      Not applicable.

         (e) Warren Schreiber ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer on September 23, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Reference is made to Item 6 of Amendment No. 2.

Item 7.  Material to be Filed as Exhibits.

          (1)  Agreement among the Reporting Persons.

          (2) Amendment to Option Agreement between the Issuer and Clog II LLC, dated as of July 11, 2002.1

          (3) Agreement between the Issuer and Clog II LLC, dated as of July 12, 2002.1



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[PG NUMBER]


          (4) Power of Attorney from Warren Schreiber to Russell Stern and Robyn Schreiber.2

          (5) Power of Attorney from Clog II LLC to Russell Stern and Robyn Schreiber.2


--------
         1 Previously filed pursuant to Amendment No. 2.
         2 Previously filed pursuant to Amendment No. 1.


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[PG NUMBER]







                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October  22, 2002


                                       Clog II LLC



                                    By: /s/ Robyn Schreiber
                                       ----------------------------
                                       Robyn Schreiber, Manager


                                        Warren Schreiber


                                    By: /s/ Robyn Schreiber
                                       ----------------------------
                                       Robyn Schreiber, as Attorney-in-fact
                                       for Warren Schreiber

                                        /s/ Robyn Schreiber
                                       -----------------------------
                                       Robyn Schreiber










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[PG NUMBER]

                                    EXHIBIT 1


                  The undersigned agree that the Schedule 13D filing to which this Agreement is attached is filed on behalf of each one of them.

Dated: October 22, 2002



                                            Clog II LLC


                                         By:/s/ Robyn Schreiber
                                            --------------------------
                                            Robyn Schreiber, Manager


                                            Warren Schreiber


                                         By: /s/ Robyn Schreiber
                                            -----------------------------
                                            Robyn Schreiber, as Attorney-in-fact
                                            for Warren Schreiber

                                            /s/ Robyn Schreiber
                                            -----------------------------
                                            Robyn Schreiber